KongZhong Corporation Reports Unaudited Fourth Quarter 2012 Financial Results

Beijing, China, February 21st, 2013– KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the fourth quarter and full year 2012 financial results.

Fourth Quarter 2012 Financial Highlights:

● Revenues– Total revenues for the fourth quarter of 2012 were US$ 42.63 mn, slightly below the prior guidance range of US$ 43 mn to US$ 44 mn.

● Gross profit – Total gross profit was US$ 18.0mn in 4Q12 inline with the guidance range of US$ 17 mn to US$ 18 mn. 4Q12 cost of sales included US$ 1.12 mn in non-cash amortization expenses related to warrants issued to Wargaming.net for World of Tanks in perpetuity in May 2012.

● Net income– Net income in 4Q12 was US$ 4.77 mn, above the guidance range of US$ 3 mn to US$ 4 mn. Basic net income per American Depositary Shares ("ADS") was US$ 0.11.

● Non-GAAP net income – Non-GAAP net income was US$ 7.74 mn, above the guidance range of US$ 6 mn to US$ 7 mn. Non-GAAP diluted net income per ADS was US$ 0.18 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

● Cash and cash equivalents – As of December 31, 2012, the Company had US$ 173.93 mn in cash and cash equivalents, held-to-maturity securities and restricted cash or US$ 4.18 per ADS in cash and cash equivalents, held-to-maturity securities and restricted cash.

Full Year 2012 Financial Highlights

●	Total revenues were US$ 186.38 million for the full year 2012, or a 16.5% YoY increase. Of which WVAS revenues were US$ 77.77 mn in 2012 compared to US$ 80.27 mn in 2011 or a 3.1% YoY decrease, mobile games revenues were US$ 21.19 mn in 2012 compared to US$ 40.85 mn in 2011 or a 48.1% YoY decrease and Internet games revenues were US$ 87.42 mn in 2012 compared to US$ 38.89 mn in 2011 or a 124.8% YoY increase.
●	Full year gross margin was 42%. Of which WVAS gross margin was 30.9%, mobile games gross margin was 47.4% and Internet games gross margin was 49.6%.
●	Full year net income achieved historic high – Net income in 2012 was US$ 25.74 mn compared to a net loss in 2011of US$ 7.65 mn, which included a US$ 20.26 mn non-cash impairment loss on goodwill and intangible assets. If excluding this impairment loss, net income in 2011 would have been US$ 12.60 mn, implying a 2012 net income increase of 104.2% from 2011.
●	Full year Non-GAAP net income achieved historic high – Non-GAAP net income was US$ 35.92 mn, a 42.4% increase compared to 2011 full year Non-GAAP net income of US$ 25.23 mn.
●	For the full year 2012, the Company achieved historic highs in net income and non-GAAP net income since the Company went public in 2004.

4

The Company’s Chairman and Chief Executive Officer, Leilei Wang said, “As we enter 2013, I’m pleased with the ongoing progress the Company has made in 2012 to diversify from our WVAS business to strong growth in our Internet and smartphone game businesses. While the WVAS business remains difficult, we will continue to operate our WVAS business as a positive cash flow contributor to the Company to provide support to our strong Internet game pipeline which includes the upcoming launch of Guild Wars 2 in China. Moreover, we continue to believe in the coming transition away from traditional MMORPGs in the mainland China market to esports type games which allow for shorter duration but more intense game play and believe we are well positioned in the our partnership with Wargaming, our other licensed games and our self-developed game portfolio for this transition. Lastly, we have successfully migrated our internal Internet and feature phone mobile game teams onto the Noumena smartphone game engine and believe we have strong advantages in the mid-core to hardcore smartphone game segment for both the China and global mobile game markets. Expect us to release a significant amount of new smartphone game content in the 1st half of 2013.”

5

	For the Three Months Ended December 31, 2011 (US$ in thousands)	For the Three Months Ended September 30, 2012 (US$ in thousands)	For the Three Months Ended December 31, 2012 (US$ in thousands)
Revenues	$39,285	$49,911	$42,631
WVAS	18,442	23,095	14,620
Mobile Games	7,612	5,260	4,169
Internet Games	13,231	21,556	23,842

Sales Tax	$1,062	$1,461	$1,412
WVAS	272	294	178
Mobile Games	124	38	30
Internet Games	666	1,129	1,204

Cost of Revenue	$21,553	$29,377	$23,218
WVAS	11,276	15,819	10,286
Mobile Games	4,565	2,692	1,737
Internet Games	5,712	10,866	11,195

Gross Profit	$16,670	$19,073	$18,001
WVAS	6,894	6,982	4,156
Mobile Games	2,923	2,530	2,402
Internet Games	6,853	9,561	11,443

Gross Profit ratio	42%	38%	42%
WVAS	37%	30%	28%
Mobile Games	38%	48%	58%
Internet Games	52%	44%	48%

Revenues

WVAS Revenues

WVAS revenues in 4Q12 were US$ 14.62mn, a 36.7% decrease from 3Q12 and a 20.7% decrease from the same period last year. As per prior period WVAS revenue guidance, the WVAS operating and policy environment deteriorated in 4Q12 compared to 3Q12 and we expect these difficulties to continue in 2013.

6

WVAS made up 34.3% of total revenues in 4Q12.

Mobile Games Revenues

Total mobile game revenues in 4Q12 were US$ 4.17mn, a 20.8% decrease from 3Q12 and a 45.2% decrease from the same period last year.

Feature phone mobile games revenues in 4Q12 were US$ 2.13 mn, compared to US$ 3.48 mn in 3Q12 or a 39.0% QoQ decrease. Our mobile operator partners continued to implement strict operating policies and continued their de-emphasis of marketing feature phone mobile games. We see these difficulties continuing in 2013 for our legacy feature-phone mobile game business.

Smartphone mobile game revenues in 4Q12 were US$ 2.04mn, a 14.9% increase from 3Q12, and representing 49.0% of total mobile game revenues. Up to the end 4Q12, our smartphone mobile games have been downloaded over 30 mn times cumulatively and during the 4Q12 period, we averaged over 1.3mn monthly active users to our smartphone games.

Total mobile game revenues made up 9.8% of total revenues in 4Q12.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 23.84 mn in 4Q12, an 80.2% increase from the same period last year and a 10.6% increase from 3Q12. Revenues from World of Tanks (“WoT”) continued to grow in 4Q compared to 3Q, while revenues from self-developed games and overseas game revenues declined significantly as the Company has re-focused our efforts on domestic game development towards more differentiated Internet game genres.

Domestic Net game revenues were US$ 22.85 mn, an 86.2% increase from the same period last year and a 12.5% increase from 3Q12. Overseas Net game revenues were US$ 0.99 mn, a 19.9% decrease from 3Q12. Total overseas revenues as a percentage of total Net game revenues in 4Q12 were 4.1% compared to 5.7% in 3Q12.

For the 4Q12 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 300k and aggregated paying accounts (“APAs”) of 832k with quarterly average revenue per user (“ARPU”) of RMB173. ACUs in 4Q12 were up 55% from the same period last year.

7

	For the Three Months Ended December 31, 2011	For the Three Months Ended September 30, 2012	For the Three Months Ended December 31, 2012
ACU	194k	286k	300k
APA	570k	781k	832k
ARPU(RMB/Q)	137	165	173

Net game revenues made up 55.9% of total revenues in 4Q12.

Gross Profit

Total gross profit was US$18.00 mn in 4Q12 an 8.0% increase from the same period last year. Total gross margin was 42.2% in 4Q12.

WVAS Gross Profit

WVAS gross profit in 4Q12 was US$ 4.16 mn, a 40.5% decrease from 3Q12. 4Q12 WVAS gross margin was 28.4% compared to 30.2% in 3Q12.

Mobile Game Gross Profit

Mobile games gross profit in 4Q12was US$ 2.40 mn, a 5.1% decrease from 3Q12 as policies from our mobile operator partners in our mobile game monthly subscription business continued to lead to a higher churn, offset by sequential growth in gross profits from smartphone games. 4Q12 mobile games gross margin improved overall to 57.6% from 48.1% in 3Q12. The improvement in mobile game gross margins is due to the increasing mix of smartphone mobile game revenues which have a higher gross margin compared to feature phone mobile games.

Internet Game Gross Profit

Internet game gross profit in 4Q12 was US$ 11.44 mn, a 67.0% increase from the same period last year and a 19.7% increase from 3Q12. 4Q12 Internet game gross margin was 48.0%.

Operating Expenses

	For the Three Months Ended December 31, 2011 (US$ in thousands)	For the Three Months Ended September 30, 2012 (US$ in thousands)	For the Three Months Ended December 31, 2012 (US$ in thousands)
Product development	$3,899	$4,554	$5,325
Sales and marketing	5,636	5,802	5,926
General and administrative	2,738	2,872	3,179
Total operating expenses	$12,273	$13,228	$14,430

8

Total operating expenses in 4Q12 were US$ 14.43 mn compared to US$13.23 mn in 3Q12.

Product development expenses in 4Q12 were US$ 5.33 mn compared to US$4.55 mn in 3Q12. The increase in product development expenses was due to additional resources and investments made towards our 2013 game pipeline, including our Guild Wars 2 China team.

Sales and marketing expenses in 4Q12 were US$ 5.93 mn compared to US$ 5.80 mn in 3Q12.

General and administrative expenses in 4Q12 were US$ 3.18 mn compared to US$ 2.87 mn in 3Q12.

The Company’s total headcount increased in 4Q12 to 1,100 compared to 1,035 at the end of 3Q12. The increase in headcount is associated with our recruitment of new staff for our 2013 game pipeline.

Operating Income

Operating income for 4Q12 was US$ 3.71mn compared to a US$ 5.85 mn operating income in 3Q12 and US$ 4.72 mn in the same period last year. 4Q12 operating margin was 8.7% compared to 11.7% in 3Q12.

Earnings

Net income and Non-GAAP net income in 4Q12 were US$ 4.77 mn and US$ 7.74 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.11 and US$ 0.18 in 4Q12, respectively.

Total ADS on a diluted basis outstanding during 4Q12 were 42.43 mn, compared to 43.95 mn outstanding during 3Q12.

For the purpose of earnings per share calculation	Number during three months ended September 30, 2012	Number during three months ended December 31, 2012
ADS (in mns)	41.41	41.58
Add: Dilution impact from options and nonvested shares	0.89	0.56
Warrants issued to business partners	1.65	0.29
ADS on diluted basis	43.95	42.43

9

Balance Sheet

As of December 31, 2012, the Company had US$ 173.93 mn in cash and cash equivalents, held-to-maturity securities and restricted cash or US$ 4.18 per basic ADS in cash and cash equivalents, held-to-maturity securities and restricted cash.

Stock Repurchase:

In November 2012, the Board of Directors authorized the Company to repurchase up to another US$ 20 million worth of the Company’s ADSs. The share repurchase plan calls for the ADSs to be acquired in the open market from time to time depending upon market conditions, the market price of Company’s ADSs and the management’s assessment of the Company’s liquidity and cash flow needs. The repurchase plan is intended to increase shareholder value and reduce the dilutive effect of the Company’s equity incentive plans.

In 4Q12, 363k ADSs, representing 14.51mn ordinary shares of the Company, were repurchased at an average price of US$ 5.66 per ADS for a total repurchase amount of US$ 2.07 mn.

Business Outlook (For the 3-month period ending March 31, 2013):

The Company expects total revenues for 1Q13 to be within the range of US$ 45 mn to US$ 46.mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 15.5 mn, mobile game revenues of US$ 4 mn and Net Game revenues of US$ 26 mn.

The Company expects total gross profit to be within the range of US$ 17 mn to US$ 18 mn, total operating profit to be US$ 3 mn to US$ 4 mn, net profit to be US$ 3 mn to US$ 4 mn, and Non-GAAP net profit is expected to be US$ 5.5 mn to US$ 6.5 mn.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on February 22nd 2013 (19:30 pm Eastern time and 16:30 pm Pacific time on February 21st, 2013). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

10

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended December 31, 2011	For the Three Months Ended September 30, 2012	For the Three Months Ended December 31, 2012

Revenues	$39,285	$49,911	$42,631
Sales tax	1,062	1,461	1,412
Cost of revenues	21,553	29,377	23,218
Gross profit	16,670	19,073	18,001
Operating expenses
Product development	3,899	4,554	5,325
Sales and marketing	5,636	5,802	5,926
General and administrative	2,738	2,872	3,179
Total operating expenses	12,273	13,228	14,430
Government subsidy	319	-	143
Operating income (loss)	4,716	5,845	3,714
Interest income	1,338	1,255	1,176
Interest expense on convertible senior note	88	-	-
Imputed interest on long-term payables	-	50	150
Exchange gain	-	-	388
Investment income	486	66	42
Income before tax expense	6,452	7,116	5,170
Income tax expense	784	896	400
Net income	$5,668	$6,220	$4,770

Basic earnings per ADS	$0.14	$0.15	$0.11
Diluted earnings per ADS	$0.14	$0.14	$0.11
Weighted average ADS outstanding (million)	41.08	41.41	41.58
Weighted average ADS used in diluted EPS calculation (million)	41.58	43.95	42.43

Net income	$5,668	$6,220	$4,770
Other comprehensive income (loss)	3,549	(1,371)	2,195
Total comprehensive income	$9,217	$4,849	$6,965

11

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Twelve Months Ended December 31, 2011	For the Twelve Months Ended December 31, 2012

Revenues	$160,008	$186,380
Sales tax	3,828	5,794
Cost of revenues	91,930	103,130
Gross profit	64,250	77,456
Operating expenses
Product development	15,417	18,382
Sales and marketing	20,892	24,586
General and administrative	11,582	11,629
Impairment loss on intangible assets	4	-
Impairment loss on goodwill	20,255	-
Total operating expenses	68,150	54,597
Change in fair value of contingent consideration for business acquisition	(3,729)	-
Government subsidy	319	301
Operating (loss) income	(7,310)	23,160
Interest income	3,569	5,231
Interest income from loans to third party	1,193	454
Interest expense	488	263
Exchange gain	-	388
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-
Investment income	86	261
(Loss) Income before tax expense	(4,517)	29,231
Income tax expense	3,138	3,491
Net (loss) income	$(7,655)	$25,740

Basic (loss) earnings per ADS	$(0.19)	$0.62
Diluted (loss) earnings per ADS	$(0.19)	$0.60
Weighted average ADS outstanding (million)	40.18	41.55
Weighted average ADS used in diluted EPS calculation (million)	40.18	43.04

Net (loss) income	$(7,655)	$25,740
Other comprehensive income	13,872	432
Total comprehensive income	$6,217	$26,172

12

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2012
Cash Flows From Operating Activities
Net (loss) income	$(7,655)	$25,740
Adjustments to reconcile net (loss) income to net cash
provided by operating activities
Depreciation and amortization	4,443	7,628
Gain on disposal of property and equipment	(37)	(7)
Provision of bad debt	222	6
Change in fair value of contingent consideration for business acquisition	3,729	-
Intangible assets impairment loss	4	-
Goodwill impairment loss	20,255	-
Share-based compensation	4,580	4,464
Amortization of the debt discount	295	36
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-
Changes in operating assets and liabilities	6,031	8,788
Net Cash Provided by Operating Activities	33,434	46,655

Cash Flows From Investing Activities
Acquisition of business and intangible assets	-	(22,080)
Purchase of property and equipment	(1,890)	(1,516)
Loans to third party	(21,228)	22,190
Held-to-maturity securities	(17,204)	(296)
Long-term investments	-	(4,000)
Restricted cash	-	(35,511)
Proceeds from disposal of property and equipment	37	7
Net Cash Used in Investing Activities	(40,285)	(41,206)

Cash Flows From Financing Activities
Proceeds from exercise of share options	302	277
Deferred payments for acquisition of subsidiaries	(14,578)	-
Stock repurchase	(2,749)	(14,590)
Prepayment for convertible senior note	(9,310)	-
Net Cash Used in Financing Activities	(26,335)	(14,313)

Effect of foreign exchange rate changes	5,527	47

Net decrease in Cash and Cash Equivalents	$(27,659)	(8,817)
Cash and Cash Equivalents, Beginning of Period	$157,171	129,512
Cash and Cash Equivalents, End of Period	$129,512	120,695

13

KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	As of December 31, 2011	As of September 30 2012	As of December 31, 2012

Cash and cash equivalents	$129,512	$98,271	$120,695
Held-to-maturity securities	17,299	47,153	17,465
Trading securities	7,754	6	-
Loans to third party	22,187	-	-
Accounts receivable (net)	19,903	24,454	23,700
Other current assets	4,147	4,454	4,718
Total current assets	200,802	174,338	166,578

Rental deposits	511	698	748
Intangible assets (net)	2,348	76,340	75,069
Property and equipment (net)	3,620	2,989	3,065
Long-term investments	-	2,000	4,000
Goodwill	72,967	86,805	87,551
Restricted cash	-	35,483	35,773
Total assets	$280,248	$378,653	$372,784

Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $15,344, $54,039 and $42,327 as of December 31, 2011, September 30, 2012 and December 31,2012, respectively)	$15,347	$54,076	$42,612
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,796, $4,065 and $3,585 as of December 31, 2011, September 30, 2012 and December 31,2012, respectively)	4,044	4,387	3,785
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $7,852, $10,966 and $9,934 as of December 31, 2011, September 30, 2012 and December 31,2012, respectively)	13,134	28,998	24,833
Total current liabilities	32,525	87,461	71,230

Convertible senior note	1,273	-	-
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $272, $27 and $10 as of December 31, 2011, September 30, 2012 and December 31,2012, respectively)	272	27	10
Other long-term liabilities	-	18,510	18,660
Total liabilities	$34,070	$105,998	$89,900

Shareholders’ equity	246,178	$272,655	$282,884
Total liabilities and shareholders’ equity	$280,248	$378,653	$372,784

14

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

15

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, imputed interest on long-term payables, as well as is adjusted for the dilution impact on ADS numbers of convertible note.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2011 (US$ in thousands, except per share and share data)	For the Three Months Ended September 30, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended December 31, 2012 (US$ in thousands, except per share and share data)
GAAP net income	$5,668	$6,220	$4,770
Share-based compensation	1,174	1,143	1,022
Interest expense on convertible note	88	-	-
Imputed interest on long-term payables	-	50	150
Amortization of intangibles	537	2,010	1,798
Non-GAAP net income	$7,467	$9,423	$7,740

Weighted average ADS used in diluted	42.15	43.95	42.43
Non-GAAP diluted net income per ADS	$0.18	$0.21	$0.18

16

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, KONG entered into a strategic partnership with Wargaming.net's granting KONG exclusive rights to all of Wargaming.net's future games in mainland China, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, KONG is the also the exclusive China partner for Guild War 2 from ArenaNet, Offensive Combat from U4iA Games and Hawken from Meteor Entertainment.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

17

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

18